Exhibit 99.1

SELINA HOSPITALITY PLC

(Incorporated in England and Wales under the Companies Act 2006 with registered number 13931732) (the Company or Selina)

CIRCULAR

and

NOTICE OF ANNUAL GENERAL MEETING

Your attention is drawn to the letter from Mr. Eric Foss, the Chairman of the Company, set out in this Circular which gives background to the intention of the Board (acting unanimously) to recommend that you vote in favour of the Resolutions to be proposed at the Annual General Meeting.

Notice of the Annual General Meeting of the Company, to be held virtually at www.meetnow.global/MJCHJH2 3:00 p.m. London time (10:00 a.m. New York time) on 18 October 2023 begins on page 6 of this Circular.

Shareholders may attend via electronic means (details of the virtual meeting invitation are included in the Information regarding Proxy Solicitation and Voting) or appoint a proxy and provide voting instructions in advance of the Annual General Meeting to ensure their vote is recognised.

You will be able to participate in the Annual General Meeting during the live webcast of the meeting by visiting www.meetnow.global/MJCHJH2 and entering your 16-digit control number found on the enclosed voting form. You will be able to vote, even if you have previously submitted your proxy. If you hold shares through a depositary, bank or broker, or indirectly in a savings plan, please refer to the Proxy Statement set out in the Information regarding Proxy Solicitation and Voting section of this Circular for further information about voting your shares.

If Shareholders are unable to vote in person at the Annual General Meeting, they are strongly encouraged to use their proxy vote. To be valid, the accompanying Form of Proxy in connection with the Annual General Meeting should be completed, signed and returned as soon as possible and, in any event, so as to reach the Company by no later than forty-eight (48) hours prior to the scheduled start time of the meeting. Note that electronic submission of your proxy vote may be made by visiting www.envisionreports.com/SLNA-AGM or by following the directions provided to you by your intermediary depositary, bank or broker at www.proxyvote.com and such electronic submissions also must be received by the Company no later than forty-eight (48) hours prior to the scheduled start time of the meeting.

DEFINITIONS

The following definitions apply throughout this Circular (and are incorporated by reference in the Annual General Meeting Notice) unless the context otherwise requires:

Annual General Meeting or AGM	means the Annual General Meeting of the Company, to be held on 18 October 2023 virtually at www.meetnow.global/MJCHJH2 at 3:00 p.m. London time (10:00 a.m. New York time), or any adjournment thereof;

Annual General Meeting Notice	means the notice of the Annual General Meeting which begins on page 6 of this Circular;

Board	means the board of directors of the Company;

Circular	means this document, dated 22 September 2023, relating to the Annual General Meeting scheduled for 18 October 2023;

Company or Selina	means Selina Hospitality PLC;

Companies Act or Act	means the Companies Act 2006;

Computershare	Computershare Trust Company, N.A., as transfer agent for the Company, and its service agent Computershare Inc.;

Form of Proxy	means the form of proxy which accompanies this Circular, for use in connection with the Annual General Meeting;

GUS transaction	means the up to US$ 50,000,000 strategic investment led by an affiliate of Global University Systems on terms more fully described within a Report on Form 6-K filed by the Company with the Securities and Exchange Commission on 27 June 2023;

NASDAQ	means The Nasdaq Global Market;

Proxy Card	means the proxy card sent to you together with this Circular;

Proxy Statement	means the proxy statement sent to you as part of this Circular;

Record Date	means 2 August 2023;

Resolutions	means the shareholder resolutions set out in the Annual General Meeting Notice;

shares	means ordinary shares of the Company; and

Shareholders	means the holders of any issued and outstanding shares.

In this Circular, references to “USD”, “$” and “US$” are references to the lawful currency of the United States of America. All times referred to in this document are, unless otherwise stated, references to London (UK) time.

CHAIRMAN’S LETTER

SELINA HOSPITALITY PLC

(Incorporated in England and Wales under the Companies Act 2006 with registered number 13931732) (the Company or Selina)

22 September 2023

Dear Selina Shareholder,

1.	Annual General Meeting of Selina Hospitality PLC

I am pleased to invite you to our Annual General Meeting, being held on 18 October 2023.

Our meeting will take stock of some of Selina’s key achievements during 2022, consider certain customary business for us as a public company, and take account of some important changes to our Board as we give effect to the terms of a strategic investment of up to $50.0 million led by an affiliate of Global University Systems (GUS), which our Company announced on 27 June 2023.

A transformational year for our Company

2022 was a landmark year for Selina, as we successfully listed on the NASDAQ market following the conclusion of our business combination with BOA Acquisition Corp. on 27 October 2022. This was a key milestone for the Company. As of the end of 2022, we had 118 open locations in 24 countries across six continents with approximately 29,600 open bedspaces, a 27% increase in bedspaces from the prior year period. I am pleased to report that for 2022, our total revenue was $183.9 million, representing an increase of over 98% compared to the previous year, driven primarily by an increase in bedspaces, higher occupancy rates, and higher total revenue per bedspace.

Our progress in 2022, driven by the hard work of Selina’s team, has paved the way for a sharpened focus on our strategic priorities for 2023: driving cash flow, making progress on our path to profitability, and building our brand.

Changes to the Board

In light of the terms of the GUS transaction that require us to maintain a Board comprised of no more than seven directors and to ensure that, of those seven directors, two are nominees of GUS, we announced today that the Board approved the appointments of Amir Ramot and Boaz Arbel, both nominees of GUS, as new directors of the Company with effect as of the conclusion of this upcoming Annual General Meeting. In addition, Catherine Dunleavy and I tendered our resignations as directors on 21 September 2023, with Catherine’s resignation effective immediately, due to changes in her personal and professional circumstances, and my resignation taking effect as of the conclusion of the upcoming Annual General Meeting. As a result of my resignation, Richard Stoddart will assume the role of Board chair upon my resignation. On behalf of the Board, I would like to take this opportunity to once again welcome Mr. Ramot and Mr. Arbel to the Board, thank Catherine for her service to the Company and, lastly, congratulate Rich on his new role, which will be pivotal as we continue to execute on our strategic imperatives during challenging market conditions.

The new Board will meet shortly after the Annual General Meeting to consider additional changes to the composition of the Board committees and, following this, the Company will update shareholders in due course.

In addition, under our governance arrangements and as described further in the explanatory notes to the Resolutions, Daniel Rudasevski also is required to stand for re-election at this Annual General Meeting and I am pleased to confirm that Mr. Rudasevski has decided to stand for re-election.

Our first Annual General Meeting as a public company

It is my pleasure to put forward the Resolutions set out within this Circular at our first annual general meeting since we listed on the NASDAQ. Certain Resolutions may not be familiar to you as, unlike many other companies with shares traded on the NASDAQ, Selina is incorporated under the laws of England and Wales and is therefore subject to U.K. company law, including the U.K. Companies Act 2006. The Companies Act requires us to propose certain matters to you, our shareholders, for approval which generally would not be subject to periodic approval by shareholders of companies domiciled in the United States, but which would be considered customary for approval by shareholders of companies incorporated in England and Wales.

2.	Annual General Meeting

Beginning on page 6 of this Circular is the notice convening the Annual General Meeting to be held virtually at www.meetnow.global/MJCHJH2 on 18 October 2023. At the meeting, the Resolutions will be proposed to approve the authority to allot further shares (with a disapplication of statutory pre-emption rights) and matters related thereto.

3.	Action to be Taken

A Form of Proxy for use by Shareholders in connection with the Annual General Meeting accompanies the notice in this Circular.

You are requested to complete and sign the relevant Form of Proxy in accordance with the instructions thereon, as well as the instructions and information provided as part of this Circular dated 22 September 2023, in the section titled “Information regarding Proxy Solicitation and Voting”. You also may submit your proxy instructions electronically in accordance with the notice, email or proxy card that you received to access the meeting. In any event, please return your proxy in accordance with those instructions as soon as possible, but in any event so as to be received by no later than forty-eight (48) hours prior to the scheduled start time of the Annual General Meeting, which deadline is as follows:

16 October 2023 at 3:00 p.m. London time (10:00 a.m. New York time)

We will notify you of any changes to this deadline that occur as a result of adjournment of the meeting. A Form of Proxy, or electronic proxy vote, received after the deadline may be held to be invalid and therefore not counted.

Whether or not Shareholders intend to attend the Annual General Meeting virtually, they are strongly encouraged to complete, sign and return the Form of Proxy or submit their proxy electronically. Submission of your proxy form will not affect the right of a Shareholder to attend and vote at the Annual General Meeting should such Shareholder wish to do so.

A copy of this Circular and of each Form of Proxy is available at the following website: https://selina.gcs-web.com/.

4.	Recommendation

We consider all the Resolutions proposed to shareholders at the Annual General Meeting to be standard business. The Board has unanimously resolved the matters contemplated by the Resolutions to be in the best interests of the Company and its Shareholders as a whole, and recommends that you vote in favour of the Resolutions to be proposed at the Annual General Meeting.

On behalf of the entire Selina team, I would like to thank you for your continued trust and support through this pivotal phase in our history. We are excited and optimistic about our future and look forward to sharing our journey with you.

Yours faithfully

Eric J. Foss

Chairman of the Board

Selina Hospitality PLC

NOTICE OF ANNUAL GENERAL MEETING

SELINA HOSPITALITY PLC

(Incorporated in England and Wales under the Companies Act 2006 with registered number 13931732) (the Company or Selina)

NOTICE

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting (the Annual General Meeting) of Selina Hospitality PLC (the Company) will be held virtually at www.meetnow.global/MJCHJH2 at 3:00 p.m. London time (10:00 a.m. New York time) on 18 October 2023 to consider and, if thought fit, pass the following resolutions of the Company, all of which are being proposed as ordinary resolutions.

Certain of the resolutions that Shareholders will be asked to consider may not be familiar to them because, unlike many companies with shares traded on the NASDAQ, the Company is incorporated under the laws of England and Wales and therefore is subject to U.K. company law, including the U.K. Companies Act 2006. The Companies Act obliges the Company to propose certain matters to Shareholders for approval which generally would not be subject to periodic approval by shareholders of companies incorporated in the United States, but which would be considered routine items for approval by shareholders of companies incorporated in England and Wales.

Capitalised terms used but not defined herein shall have the meanings assigned to them in the Definitions section of the circular to Shareholders dated 22 September 2023 (the Circular) to which this Notice was appended, unless the context indicates otherwise.

****

ORDINARY RESOLUTION – ANNUAL REPORT AND ACCOUNTS

1.	THAT, the directors’ and auditors’ reports and the accounts of the Company for the financial year ended 31 December 2022 (the Annual Report and Accounts) be received.

ORDINARY RESOLUTION – DIRECTORS’ REMUNERATION REPORT

2.	THAT, the directors’ annual report on remuneration for the year ended 31 December 2022 (excluding, for the avoidance of doubt, any part of the directors’ remuneration report contained the directors’ remuneration policy), as set out on pages 31 to 49 of the Annual Report and Accounts be approved.

ORDINARY RESOLUTION – DIRECTORS’ REMUNERATION POLICY

3.	THAT, the directors’ policy on remuneration, as set out on pages 33 to 44 of the Annual Report and Accounts, be received and approved to take effect immediately after the end of this Annual General Meeting.

ORDINARY RESOLUTION – RE-ELECTION OF DIRECTOR

4.	THAT, Daniel Rudasevski be re-elected as a director.

ORDINARY RESOLUTION – ELECTION OF DIRECTOR

5.	THAT, Amir Ramot be elected as a director.

ORDINARY RESOLUTION – ELECTION OF DIRECTOR

6.	THAT, Boaz Arbel be elected as a director.

ORDINARY RESOLUTION – APPOINTMENT OF AUDITOR

7.	THAT, MHA be appointed as statutory auditor of the Company, to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.

ORDINARY RESOLUTION – AUDITOR REMUNERATION

8.	THAT, the Audit Committee of the Board be authorised to determine the auditor’s remuneration.

By order of the Board
Eric Foss

Chairman
22 September 2023

EXPLANATORY NOTES TO THE RESOLUTIONS

NOTES TO RESOLUTION 1 – ANNUAL REPORT AND ACCOUNTS

The Board is required to present at the Annual General Meeting the Annual Report and Accounts for the financial year ended 31 December 2022, including the directors’ report and the auditors’ report on the Annual Report and Accounts and on those parts of the directors’ remuneration report which have been audited.

Resolution 1 is an advisory vote and in accordance with its obligations under English law, the Company will provide shareholders at the Annual General Meeting with the opportunity to receive the Annual Report and Accounts and ask the Board and/or auditors in attendance at the Annual General Meeting any relevant and appropriate questions regarding the Annual Report and Accounts.

NOTES TO RESOLUTION 2 – DIRECTORS’ ANNUAL REMUNERATION REPORT

Resolution 2 is an advisory vote to approve the directors’ annual remuneration report for the year ended 31 December 2022. The directors’ remuneration report is set out on pages 31 to 49 of the Annual Report and Accounts. It provides information on the remuneration arrangements of the directors for 2022 and those proposed for 2023, and it includes a statement by the Chair of the Human Capital Management and Compensation Committee.

NOTES TO RESOLUTION 3 – DIRECTORS’ REMUNERATION POLICY

The Company proposes an ordinary resolution to approve the directors’ remuneration policy as set out on pages 33 to 44 of the Annual Report and Accounts. This Resolution is required to be put to shareholders at the first annual general meeting of the Company’s held after its listing and at least every three years thereafter in accordance with Section 439A of the Companies Act 2006. The vote is binding in nature in that the Company may not make a remuneration payment or payment for loss of office to a person who is, is to be, or has been a director of the Company unless that payment is consistent with the approved directors’ remuneration policy, or has otherwise been approved by a resolution of members. If Resolution 3 is passed, the directors’ remuneration policy will take effect immediately after the end of the Annual General Meeting on 18 October 2023. Shareholder approval for the remuneration policy must additionally be sought if the directors wish to change the remuneration policy within such three-year period.

NOTES TO RESOLUTION 4 – DIRECTORS’ SEEKING RE-ELECTION

In line with customary practice for companies of our kind (with a U.S. listing), we have divided our directors into three classes of as equal sizes as possible, with the Class I directors being elected for a term expiring at the Company’s first annual general meeting following the adoption of the Articles, the Class II directors standing elected for a term expiring at the Company’s second annual general meeting following the adoption of the Articles and Class III standing elected for a term expiring at the Company’s third annual general meeting following the adoption of the Articles. In July 2022, Daniel Rudasevski and Adi Soffer Teeni were designated by the Board as Class I directors, and accordingly, would be required to stand for re-election at this Annual General Meeting. Upon re-election, they would be entitled to stand for a further three years before being required to stand for election again.

If the directors in the retiring class agree that they will continue in office, they shall offer themselves for re-election by the shareholders. On 10 August 2023, Adi Soffer Teeni, who had been a director of Selina since our listing on NASDAQ on 27 October 2022, tendered her resignation from the Board and all committees thereof with immediate effect. Therefore, Daniel Rudasevski will be the only eligible director offering himself for re-election at this Annual General Meeting. See the notes to Resolution 5 and 6 further below with respect to Mr. Ramot and Mr. Arbel, each of whom will be seeking their first election to the Board by shareholders, as Class I directors.

The biography of Daniel Rudasevski is set out below to enable shareholders to make an informed decision on his re-election. The biography gives the date of appointment of Mr. Rudasevski to the Board of Selina. If this Resolution is passed, subject to resignation, Daniel Rudasevski will be elected for a further three years following the date of this Annual General Meeting.

Daniel Rudasevski

Daniel Rudasevski has served as the Chief Growth Officer since he co-founded Selina in 2014. Prior to co-founding Selina, Mr. Rudasevski co-founded the company currently known as Dekel Development Holding S.a.r.l. (Dekel) and has served as a Managing Partner and Director of Dekel since 2008. Mr. Rudasevski was appointed as a director of Selina, or its predecessor entity, on 26 March 2019.

NOTES TO RESOLUTIONS 5 AND 6 – DIRECTORS SEEKING ELECTION

In accordance with the terms of the GUS transaction, GUS (or an affiliate thereof) is entitled to nominate for appointment two directors to the Board of Selina. Following resolutions of the Board dated 21 September 2023, the Board appointed Amir Ramot and Boaz Arbel as independent directors of Selina, following their nomination by GUS, with their appointments to be effective as of the conclusion of the Annual General Meeting. Resolutions 5 and 6 are ordinary resolutions confirming the election of Mr. Ramot and Mr. Arbel as directors. The biographies of Messrs. Ramot and Arbel are set out below to enable shareholders to make an informed decision on their election.

If these Resolutions are passed Mr. Ramot and Mr. Arbel will be Class I directors of the Company and, subject to resignation, will be elected for three years following the date of this Annual General Meeting.

Amir Ramot

Amir Ramot is an experienced real estate professional specializing in European real estate markets, with a focus on Germany. He currently serves as the managing director of Spark Capital GmbH, based in Berlin, Germany, an independent advisory, investment and asset management firm he founded in 2018. Prior to that, Mr. Ramot was the managing director of Aurec Real Estate Europe between 2013 and 2017, and before that, between 2010 and 2012, he was the head of the real estate division of Pheonix Insurance Group, one of the largest insurance companies in Israel. He graduated magna cum laude from the Recanati Business School at Tel Aviv University, earning a Masters of Business Administration in 2005, and he graduated with a Bachelor of Arts degree in 2001 from Reichman University.

Boaz Arbel

Boaz Arbel is an accomplished operator and business leader with deep experience in driving growth and organizational change, particularly with early-to-mid stage companies. He currently serves as the Porfolio Managing Director of Global University Systems B.V. (“GUS”), a role he has held since 2016, where he is responsible for leading the growth and integration within the GUS portfolio of various educational institutions throughout Europe. Prior to his role at GUS, Mr. Arbel served as the Chief Executive Officer of Drinka Beverages Ltd., from 2013 to 2016, and Chief Executive Officer of Smartnet Ltd., from 2006 through 2013, where he led initiatives to grow and improve operational performance of start-up stage companies. Mr. Arbel also held senior sales roles with College of Management, and before that, Campus-Studies Ltd. in Israel between 2000 and 2006. In 2003, he graduated with a Masters of Human Resource Management from Derby University in the U.K. and earned a Bachelor of Arts degree in Business Administration from Derby University in 2001.

NOTES TO RESOLUTION 7 – APPOINTMENT OF AUDITOR

At each general meeting at which accounts are laid before the shareholders, the Company is required to appoint an auditor to serve until the next such meeting. The Audit Committee of the Board has appointed the firm of MHA, formerly MHA MacIntyre Hudson, certified public accountants, as the independent public accounting firm to make an examination of the consolidated and parent company statutory financial statements of the Company for 2023, and the Board of Directors and the Audit Committee recommend that the shareholders ratify this appointment. MHA has served as the Company’s statutory audit firm in respect of the 2020, 2021 and 2022 financial years.

The Company previously had announced, via a Report on Form 6-K issued on 1 September 2023, that the Company had been notified that Baker Tilly US, LLP (Baker Tilly), the independent registered public accounting firm of the Company in respect of its financial statements audited under Public Company Accounting Oversight Board (PCAOB) standards, declined to stand for re-election as the independent registered public accounting firm of the Company at the Company’s 2023 Annual General Meeting due to Baker Tilly’s resource constraints. The Company is conducting a process to select a new independent registered public accounting firm for its 2023 PCAOB financial statements and will provide an update once that process has been concluded.

While shareholder ratification of the appointment of the Company’s statutory independent public accounting firm is not required, the Company values the opinions of its shareholders and believes that shareholder ratification of the appointment of the Company’s independent public accounting firm is a good corporate governance practice. If a majority of the votes cast at the Annual Meeting are against ratification of MHA, the Audit Committee will reconsider whether to retain MHA and may retain that firm or another firm without resubmitting the matter to the Company’s shareholders and will instead rely on ratification by way of the Board. If the shareholders fail to ratify the selection, the Audit Committee will seek to understand the reasons that the shareholders did not ratify its selection of MHA. However, the Audit Committee will be under no obligation to select a new independent auditor, provided the Board approves the selection of MHA. Even if the appointment is ratified, the Audit Committee may, in its discretion and with the approval of the Board, direct the appointment of a different independent auditor at any time during the year if it determines that such change would be in the Company’s best interests and in the best interests of the Company’s shareholders.

NOTES TO RESOLUTION 8 – AUDITOR REMUNERATION

Under the Companies Act 2006, the remuneration of the Company’s statutory auditor must be fixed in a general meeting or in such manner as may be determined in a general meeting. The Company asks its shareholders to authorise the Audit Committee to determine the remuneration of MHA, or any subsequent auditor selected by the Audit Committee, in its capacity as the Company’s statutory auditor under the Companies Act.

INFORMATION REGARDING PROXY SOLICITATION AND VOTING

We have sent you this proxy statement (the Proxy Statement) and enclosed the proxy card (the Proxy Card) because the board of directors of Selina Hospitality PLC (the Company) is soliciting your proxy to vote at the Annual General Meeting to be held virtually at www.meetnow.global/MJCHJH2 3:00 p.m. London time (10:00 a.m. New York time) on 18 October 2023.

We are mailing the notice of the Annual General Meeting, the Proxy Statement and the Proxy Card to our Shareholders of record as at 2 August 2023 (the Record Date). A copy of the Company’s Annual General Meeting Notice, Proxy Statement and Proxy Card are available at https://selina.gcs-web.com/.

We are very pleased that this Annual General Meeting will be hosted as a completely virtual meeting of shareholders, which will be conducted solely online via live webcast. You will be able to attend and participate in the Annual General Meeting by visiting: www.meetnow.global/MJCHJH2 at the meeting date and time described in the accompanying proxy statement. There is no physical location for the Annual General Meeting.

We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our shareholders and the company. We believe that hosting a virtual meeting will enable greater shareholder attendance and participation from any location around the world.

Instruction

Q:	How can I attend the Annual General Meeting and vote?

A:	The Annual General Meeting will be a completely virtual meeting of shareholders, which will be conducted exclusively by webcast. You are entitled to participate in the Annual General Meeting only if you were a shareholder of the Company as of the close of business on the Record Date (Registered Holder), or if you hold a valid legal proxy for the Annual General Meeting if you are a beneficial holder and hold your shares through an intermediary, such as a depositary, bank or broker (Beneficial Holder). No physical meeting will be held.

Registered Holder and Holders of Depositary Receipts

As a Registered Holder, you will be able to attend the Annual General Meeting online by visiting www.meetnow.global/MJCHJH2 and following the instructions on your notice, proxy card, or on the instructions that accompanied your proxy materials.

To appoint a proxy using the proxy form, the form must be:

●	completed and signed;

●	sent or delivered (in hard copy or via email) to the Company at:

Selina Hospitality PLC 27 Old Gloucester Street London WC1N 3AX United Kingdom
FAO: Jonathon Grech
companysecretary@selina.com

●	received by the Company no later than 48 hours before the time for holding the meeting.

Alternatively, you may submit your proxy vote electronically by visiting www.envisionreports.com/SLNA-AGM and entering the voting control number provided to you. Electronic submissions also must be received by the Company no later than 48 hours prior to the scheduled start time of the meeting.

In the case of a shareholder which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.

Beneficial Holder

Registration in Advance of the Annual General Meeting

Submit proof of your proxy power (Legal Proxy) from your broker or bank reflecting your shareholding in the Company along with your name and email address to Computershare.

Requests for registration as set forth above must be labelled as “Legal Proxy” and be received no later than 10:00 p.m. London time (5:00 p.m. New York time) on 15 October 2023. You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration should be directed to us at the following:

By email:	Forward the email from your broker granting you a Legal Proxy, or attach an image of your Legal Proxy, to legalproxy@computershare.com

By mail:	Computershare
Selina Hospitality PLC - Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

In order to vote prior to the meeting, you may submit a proxy vote in hard copy or electronic form, in each case by following the directions provided to you by your intermediary depositary, bank or broker or by visiting www.proxyvote.com and such submissions must be received by the Company no later than 48 hours prior to the scheduled start time of the meeting.

Q:	How do I vote at the meeting?

A:	To the extent you have not already voted by proxy or would like to revise your vote at the meeting, you will need to submit a ballot, called a ‘poll card’ in the U.K., during the meeting. The poll card can be found within the meeting portal, in the “Documents” folder at the top of the portal webpage. Please download the poll card, complete it, sign it at the end of the poll card and email a PDF copy to Selina, to companysecretary@selina.com. In order for your vote to count, we will need to receive your completed poll card before the voting for the meeting is closed, so please start voting when you are instructed to do so at the meeting. The submission instructions can be found on the poll card itself and poll cards submitted after the close of voting will be disregarded.

If you are a beneficial holder and hold your shares through an intermediary, such as a depositary, bank or broker, then in order for you to vote by poll card, you must have submitted your Legal Proxy to Computershare as set out above or you must include it with your poll card.

Q:	Can I change my voting instructions?

A:	Shareholders may change proxy instructions. If you are a Registered Holder, you may revoke your previous proxy instructions by submitting a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

Where you have appointed a proxy using the hard-copy proxy form and would like to change the instructions using another hard-copy proxy form, please contact Jonathon Grech (email: companysecretary@selina.com; post: FAO Jonathon Grech, Selina Hospitality PLC, 27 Old Gloucester Street, London, WC1N 3AX United Kingdom).

If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence. If you attempt to revoke your proxy appointment but the revocation is received after the time specified, your original proxy appointment will remain valid unless you attend the meeting and vote in person.

If you hold your shares in ‘street name’, you may change or revoke your voting instructions by following the specific instructions from your relevant depositary, broker, bank or other relevant organisation holding the shares.

Q:	Do I need to register to attend the Annual General Meeting virtually?

A:	Registration is only required if you are a Beneficial Holder, as set forth above.

Q:	How can I vote online at the meeting?

A:	If you are a Registered Holder follow the instructions on the notice, email or proxy card that you received to access the meeting.

If you are a Beneficial Holder, please see the registration options set forth above.

Q:	Why are you holding a virtual meeting instead of a physical meeting?

A:	We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our shareholders and the Company. We believe that hosting a virtual meeting will enable more of our shareholders to attend and participate in the meeting since our shareholders can participate from any location around the world with Internet access. We also believe holding a virtual meeting this year will help safeguard the health of all meeting participants in view of the concerns regarding the ongoing coronavirus pandemic.

Q:	What if I have trouble accessing the Annual General Meeting virtually?

A:	The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: that Internet Explorer not a supported browser. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. For further assistance should you need it you may call 1-888-724-2416.

Communication

Except as provided above, shareholders who have general queries about the meeting should contact Jonathon Grech at companysecretary@selina.com or +44 (0)75 3446 0715 (no other methods of communication will be accepted).

You may not use any electronic address provided either:

●	in this meeting notice; or

●	any related documents (including the proxy form),

to communicate with the Company for any purposes other than those expressly stated.